 Exhibit (d)(13)

Protective Life Insurance Company
[ P. O. Box 10648
Birmingham, Alabama 35202-0648
800-456-6330 ]

ENDORSEMENT SCHEDULE
Increased PLIB Withdrawal Percentage
[The lesser of:
for Nursing Home Confinement:
a) [200]% of the PLIB withdrawal percentage on the Benefit Election Date for either i) one Covered Person or ii) two Covered Persons if both Covered Persons meet the Qualifying Conditions; and [125]% for two Covered Persons if one of the two Covered Persons meet the Qualifying Conditions.

b) [15]%]

Maximum Aggregate Nursing Home
[5] Contract Years
Benefit Period:

Elimination Period
[90] Days

Ineligibility Period
The period that starts [1] year prior to the date the Protected Lifetime Income Benefit rider was purchased and ends [1] year after the date the Protected Lifetime Income Benefit rider was purchased.

  NURSING HOME ENDORSEMENT FOR THE PROTECTED LIFETIME INCOME
We are amending the Protected Lifetime Income Benefit rider included with your Contract to describe an increased Protected Lifetime Income Benefit (“PLIB”) withdrawal percentage if the Covered Person(s) meets the qualifying conditions described in this endorsement. There is no cost to you for this additional benefit. The existing provisions of your Contract and the Protected Lifetime Income Benefit rider remain in full force and effect unless specifically modified by this endorsement.

Increased PLIB Withdrawal Percentage for Nursing Home Confinement – As of the Qualification Date, we will increase the PLIB withdrawal, as shown in the Schedule above, established on the Benefit Election Date up to the maximum increased PLIB withdrawal percentage shown in the Schedule. We will use the increased PLIB withdrawal percentage to calculate the Annual Withdrawal Amount available each Contract Year, up to the Maximum Aggregate Nursing Home Benefit Period shown in the Schedule above.

Excess withdrawal provisions contained in the Protected Lifetime Income Benefit rider remain in full force and effect.

Any Contract Year or portion thereof, during which the increased PLIB withdrawal percentage is used to calculate the Annual Withdrawal Amount will be a full Contract Year for the purpose of determining the Nursing Home Benefit Period.

DEFINITIONS
Nursing Home Benefit Period: The period of time during which the increased PLIB withdrawal percentage is used to calculate the Annual Withdrawal Amount.
Activities of Daily Living: Six basic human functions necessary for a person to live independently. Specifically, they include:
1.
Bathing – The ability to wash oneself by sponge bath, or in a tub or shower, including the task of getting into or out of the tub or shower.
2.
Continence – The ability to maintain control of one's bowel or bladder, or when unable to maintain such control, the ability to perform associated personal hygiene including caring for a catheter or colostomy bag.
3.
Dressing – The ability to put on and take off all items of clothing, including any necessary braces, fasteners, or artificial limbs.
4.
Eating – The ability to feed oneself by getting food into the body from a receptacle (such as a plate, cup or table), by a feeding tube or intravenously.
5.
Toileting – The ability to get to and from the toilet; getting on and off the toilet; and performing the associated personal hygiene.
6.
Transferring – The ability to move into or out of a bed, chair or wheelchair.
Elimination Period: The period of time during which the Covered Person(s) must have been continuously confined to a Nursing Home immediately preceding the date of a written request for the increased PLIB percentage.
Nursing Home: A facility (or portion of a facility) primarily engaged in providing continuous 24 hour per day nursing care to its residents and is under the supervision of a physician and has as its main function to provide skilled, intermediate, or custodial care. The facility must be granted a license by the State in which it operates and be compliant with all regulations and laws in accordance with the grant of such license, A "Nursing Home" does not include: a hospital or clinic; a facility operated primarily for the treatment of alcoholism or drug addiction; a communal living facility or retirement home, or facilities primarily affording custodial, educational or rehabilitative care.
Physician: A medical doctor currently licensed by a state's Board of Medical Examiners, or similar authority in the United States, acting within the scope of his or her license. Physician does not include: (a) the Covered Person(s) or Covered Person’s) spouse; or (b) the brother, sister, parent, or child of the Covered Person(s).
Qualification Date: The end of a Valuation Period during which we determine the Covered Person(s) qualifies for the increased PLIB withdrawal percentage.
Severe Cognitive Impairment: A loss or deterioration of intellectual capacity that is comparable to, and includes, Alzheimer's disease and similar forms of irreversible dementia. Severe Cognitive Impairment is characterized by clinical evidence and the results of standardized tests that reliably measure impairment in the person's: a) short-term or long-term memory; b) orientation as to people, place or time; c) deductive or abstract reasoning; and d) judgment, as it relates to safety awareness.

CLAIMING THE INCREASED PLIB PERCENTAGE FOR NURSING HOME CONFINEMENT
Ineligibility – You are not eligible for the increased PLIB withdrawal percentage if the Covered Person(s) was confined to a Nursing Home any time during the Ineligibility Period.

Qualifying Conditions – You must request the increased PLIB withdrawal percentage by Written Notice on or after the Benefit Election Date. Your Written Notice must include proof the Covered Person(s):
1.
was not confined to a Nursing Home any time during the Ineligibility Period; and,
2.
has been continuously confined to a Nursing Home for at least 90 days immediately preceding the date of your Written Request; and,
3.
is unable to perform at least two of the six Activities of Daily Living or is diagnosed with a Severe Cognitive Impairment.

We will notify you in writing whether the Covered Person(s) qualifies for the increased PLIB withdrawal percentage and if so, advise you of the Qualification Date.

Continuing Qualification – The Covered Person(s) must prove continuing qualification for the increased PLIB withdrawal percentage each Contract Year during the Nursing Home Benefit Period. Beginning with the second Contract Anniversary after the Qualification Date, you must provide us an annual Written Notice proving the Covered Person(s):
1.
remains confined to a Nursing Home; and,
2.
remains unable to perform at least two of the six Activities of Daily Living, or is currently diagnosed with a Severe Cognitive Impairment.
We must receive the annual Written Notice not less than 10, nor more than 30 days prior to each applicable Contract Anniversary during the Nursing Home Benefit Period. However, if it was not reasonably possible to send us the Written Notice within the prescribed time, the delay will not reduce the benefit if Written Notice is provided as soon as reasonably possible to do so.

Proof of Qualification – A written statement signed by the Covered Person’s Physician addressing the qualifying conditions constitutes satisfactory proof. However, we reserve the right to require an examination of the Covered Person(s) by a Physician of our choice at our expense. In the event of a conflict between the medical opinions, the opinion of our Physician shall prevail with respect to initial or continuing qualification.

CALCULATING THE ANNUAL WITHDRAWAL AMOUNT USING THE INCREASED PLIB WITHDRAWAL PERCENTAGE
Qualifying Year – Qualification for the increased PLIB withdrawal percentage may result in an increase in the Annual Withdrawal Amount available for the remainder of the Contract Year during which qualification occurs. However, an increase in the Annual Withdrawal Amount will not change the effect of any withdrawal that occurred prior to the Qualification Date.

If your aggregate PLIB withdrawals from the beginning of the qualifying Contract Year through the Qualification Date are less than or equal to the Annual Withdrawal Amount, we will calculate the remaining Annual Withdrawal Amount by multiplying the Benefit Base on the Qualification Date by the increased PLIB withdrawal percentage and subtracting the aggregate PLIB withdrawals already taken that Contract Year.

If you have taken an Excess Withdrawal during the qualifying Contract Year prior to the Qualification Date, we will calculate the remaining Annual Withdrawal Amount for that Contract Year by subtracting the PLIB withdrawal percentage determined on the Benefit Election Date according to the Protected Lifetime Income Benefit rider you purchased from the increased PLIB withdrawal percentage provided by this endorsement and multiplying the difference in those percentages by the Benefit Base on the Qualification Date.

We will include the amount of the increase in the Annual Withdrawal Amount for the qualifying year in the notice we send that confirms the Covered Person’s qualification for the increased PLIB withdrawal percentage.

Continuing Qualification Years – For any Contract Year during which continuing qualification would apply, we multiply the Benefit Base on the Contract Anniversary by the increased PLIB withdrawal percentage to determine the Annual Withdrawal Amount for that Contract Year.

Non-Qualifying Years – For any Contract Year during which the Covered Person(s) fails to qualify for the increased PLIB percentage, we calculate the Annual Withdrawal Amount using the PLIB withdrawal percentage established on the Benefit Election Date according to the terms of the Protected Lifetime Income Benefit rider you purchased and that Contract Year will not be included in the Nursing Home Benefit Period.

GENERAL PROVISIONS
Two Covered Persons – Provided that the PLIB withdrawal percentage established on the Benefit Election Date was based on two Covered Persons then either Covered Person may meet the qualifying conditions; and all provisions that reference the "Covered Person(s)" shall be interpreted to mean one "Covered Person".

Termination – This endorsement terminates at the end of the Nursing Home Benefit Period, or sooner, when the Protected Lifetime Income Benefit rider is terminated. In the event the Protected Lifetime Income Benefit rider is reinstated according to the provisions of that rider, this endorsement will also be reinstated unless the Nursing Home Benefit Period has expired.

Report – While this Endorsement is in effect, the statements provided (please see the “Contract Reports” provision in the Contract) will include details about the Nursing Home Benefit Period still available, the Benefit Cost, the Benefit Base, and the available Annual Withdrawal Amount.

Signed for the Company and made a part of the Contract as of the Protected Lifetime Income Benefit Rider Effective Date.

Protective Life Insurance Company